Skystar Bio-Pharmaceutical Company
Room 10601, Jiezuo Plaza, No. 4, Fenghui Road South
Gaoxin District, Xi’an, Shaanxi Province
People’s Republic of China
Tel: (8629) 8819-3188

July 22, 2010

FILED AS EDGAR CORRESPONDENCE

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Tabatha Akins, Division of Corporation Finance

Re:	Skystar Bio-Pharmaceutical Company Form 10-K for the Fiscal Year Ended December 31, 2009 Filed March 31, 2010 Form 10-Q for the Period Ended March 31, 2010 File No. 001-34394

Dear Ms. Akins:

Set forth below are the responses of Skystar Bio-Pharmaceutical Company (the “Company”) to the comments received from the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) in the letter dated July 9, 2010.  We have reproduced the Staff’s comments in bold type for your convenience and have followed the comment with the Company’s response.  References in this letter to “we”, “our”, or “us” mean the Company.

Form 10-K for the Fiscal Year Ended December 31, 2009

Notes to Consolidated Financial Statements
Note 14 - Capital Transactions
Equitv Offering, page F-22

1.
It appears that the stock options granted to employees of the underwriters of your 2009 public offering are denominated in U.S. dollars. Please explain to us why you have not apparently classified these warrants as liabilities similar to the warrants you discuss on pages F-8 and F-21. Please see ASC 815-40-15-71 and 815-40-55-36. Please reference for us the authoritative literature you relied upon to support your accounting.

Response: As these options were provided for services performed, the Company initially followed the guidance of ASC 505-50 and ASC 718-10-25-7 through 718-10-25-19 to determine the classification of the options, particularly the example provided in paragraph 14 where the functional currency difference does not require the award to be classified as a liability.  In addition, in accordance to the terms of the option agreement, the holders are entitled to exercise the options starting on June 30, 2010 (“the Commencement Date”).  Following the vesting concept in ASC 718 where the exercisability date and the vesting date are generally the same, the Company interpreted the aforementioned term to mean that these options are not fully vested until the Commencement Date and plans to re-evaluate these options once they are fully vested, which is the current quarter.

Form 10-Q for the Quarterly Period Ended March 31, 2010

Management's Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Policies and Estimates
Accounts Receivable, page 5

2.	The quality of your accounts receivable appear to have deteriorated since December 31, 2009. In this regard, it appears that:

•	your receivables outstanding for 30 days or less deteriorated from 93.4% of gross receivables at December 31, 2009 to 62.1 % of gross receivables at March 31, 2010;
•	your receivables outstanding for 121 days or longer increased from 1.8% of gross receivables at December 31, 2009 to 16.2% of gross receivables at March 31, 2010;
•	your receivables outstanding for 91 to 120 days increased from 0.5% of gross receivables at December 31, 2009 to 5.0% of gross receivables at March 3l, 2010; and
•
your days sales outstanding, calculated by determining a daily sales average from the most recent quarter's revenues deteriorated from approximately 39 days outstanding at December 31, 2009 to approximately 70 days at March 31, 2010.

Please revise your disclosure to explain why the aging of your receivables and the days sales outstanding have increased during the first quarter of 2010. In addition, please revise your liquidity discussion in MD&A to reconcile your statement that your increase in cash flows from operating activities was partially "attributable to improved accounts receivable collections" when your receivable quality has appeared to deteriorate.

Response: Due to the Spring Festival (Chinese New Year) holiday period that takes place sometime during January and February each year, the Company’s collection activities, as typical of other companies that derive revenues primarily from within China, are slower during the first quarter as compared to other quarters. Thus, a more accurate gauge of the Company’s accounts receivable aging levels for the first quarter of 2010 is the first quarter of 2009. Under such analysis, the Company’s year-over-year accounts receivable aging levels are comparable:

From Date of Invoice to Customer	March 31, 2010	March 31, 2009
0 – 90 days	$2,974,247	$2,673,952
91-180 days	556,638	645,037
181 – 270 days	110,032	274,908
271 – 360 days	19,807	62,695
Over 360 days	114,211	85,565
Allowance for bad debts	(327,857)	(349,151)
Total	$3,447,078	$3,393,006

At the same time, as compared to the total accounts receivable at December 31, 2009, the total accounts receivable at March 31, 2010 decreased by almost $1 million because the Company increased collections from sales made in prior quarters.  The Company has historically had its lowest sales in the first quarter (again coinciding with the Chinese New Year holiday) and its highest sales in the third and fourth quarters.  As a result, collections during first quarter typically outpace increase in accounts receivable from new sales incurred in the quarter.  As such, the Company believes that the attribution of improved accounts receivable collections to the increase in operating cash flows is accurate and respectfully requests the Staff to reconsider this issue.

Going forward, the Company will make such year-over-year comparison, rather than comparison with the last completed fiscal year end, so that the information presented is more meaningful to the readers.

The Company also notes that with respect to the accounts receivable aging table presented in the Form 10-Q for the period ended March 31, 2010, the numbers shown for the period ended December 31, 2009 reflect quarterly aging, and not monthly aging as the categories of the table indicate.  Since the total AR balances as reported are accurate and the error noted does not affect the Company’s financial statements, the Company believes the error is not material and respectfully requests the Staff to allow the Company to correct the accounts receivable aging table on a going-forward basis commencing with its quarterly report for the period ended June 30, 2010.

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In connection with the foregoing response, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*     *     *     *     *

We hope that the information contained in this letter satisfactorily addresses the comments by the Staff.  If you have further comments or questions, please do not hesitate to contact the undersigned.

Very truly yours,

Skystar Bio-Pharmaceutical Company

By:	/s/ Michael Lan
Michael Lan
Chief Financial Officer